July 30, 2009

Christian Windsor

Special Counsel

United States Securities Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Enterprise Bancorp, Inc. — Commission File No. 001-33912

Dear Mr. Windsor;

I am writing in response to your letter of inquiry dated July 17, 2009 regarding your review and comments of Enterprise Bancorp, Inc.’s 10-K for the fiscal year ended December 31, 2008.

Each of your numbered comments, and our corresponding response thereto, is shown below:

Cover Page

1.                                       Please note that your Commission file number is 001-33912 and use that number in future filings.

The company will use Commission file number 001-33912 on future filings.

Item 11.  Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18

2.                                       Please tell us why you have not disclosed all of the performance targets utilized in determining the incentive compensation for your named executive officers for the 2008 fiscal year.  For example, you have disclosed the “minimum” net income growth goal of 5%, but you have not disclosed “target” or “maximum” goals.  You also have not disclosed the goals for the other specified growth factors (including growth in loans, deposits and investment management assets) described on page 20.  To the extent that you believe that disclosure of the historical performance is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion.  In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.  Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

222 Merrimack Street . MA . 01852 . Phone: 978-459-9000 . Fax: 978-441-9083 . www.EnterpriseBanking.com

Our intent in preparing the Compensation Discussion and Analysis, in accordance with Instruction 1 to Item 402(b) of Regulation S-K, was to provide to investors the material information that we felt was necessary to an understanding of our compensation policies and decisions regarding the named executive officers for the 2008 fiscal year.  We did not intend to withhold disclosure of any material information on any “competitive harm” or other basis of confidentiality, and we believe we have disclosed both the general terms of our employee incentive compensation plan as well as the specific performance criteria that applied to our named executive officers for 2008 in 8-K reports that were timely filed prior to the company’s filing of our 2008 10-K.

In light of the company’s financial performance in 2008, and in particular that our net income declined 44% from 2007 results, not only was the minimum net income growth factor (i.e., 5% net income growth) not achieved for the year, but also the minimum payout levels for the other specified growth factors (i.e., growth in loans, deposits and investment management assets) were not achieved.  These additional growth factors are included in our employee incentive compensation plan at levels that we believe are necessary under ordinary circumstances to reach the associated net income growth levels, meaning that the company’s failure in 2008 to achieve the required minimum net income growth by such a wide mark rendered the other specified growth factors essentially meaningless for the purpose of determining whether any bonus was payable to the named executive officers for the year.  In light of the fact that no bonuses were paid, we felt that further discussion of the other specified growth factors or the target and maximum payout levels with respect to any of the growth factors, including the net income growth factor, would not enhance an investor’s understanding of our 2008 executive compensation, and might actually confuse the reader.  We also note that the percentage range of potential bonus payouts was provided on page 20 and the range of potential dollar payouts was included in the Grants of Plan Based Awards Table on page 26.

3.                                       We note your disclosure on page 20 that executives did not earn an incentive bonus in 2008 because your minimum net income growth target was not met.  However, it appears that net income growth receives only a 50% weighting in determining incentive bonus amounts.  Please tell us whether the other targets were met and, if they were, why the Compensation Committee determined to base the incentive bonus amounts solely on the net income growth target.

As noted in our response to your question #2 above, the other specified growth factors did not reach levels necessary to reach a payout for the named executive officers.  We understand that the Compensation Discussion and Analysis could have more clearly stated that the company did not meet its net income growth or other specified growth factor targets and as such the executives did not earn a payout in 2008.  We will provide such additional detail to the extent applicable in future filings.

Grants of Plan-Based Awards, page 26

4.                                       Please tell us whether the figures disclosed in the “target” column for 2008 non-equity plan awards were the minimum amounts that could be awarded to your executive officers.  If not, please tell us what the minimum amounts were.

The amounts shown in the “Target” column of the Grants of Plan Based Awards Table were not the minimum amounts payable to the named executive officers in 2008 under the company’s employee incentive compensation plan, inasmuch as there was no minimum required amount payable to executives under the plan.  The column labeled “Threshold” represents the minimum payments allowable to the executives under the plan in 2008 (i.e., $0), meaning that if the plan’s minimum performance criteria applicable to the executives were not met no payments would be made.  We note that, for 2008, the amounts shown in the “Target” column were the amounts payable to the named executive officers if the minimum performance criteria required under the plan (i.e., the minimum net income growth and other specified growth factors described in the Compensation Discussion and Analysis) had been achieved.  Under the terms of the plan, there was no other minimum amount between $0 and the “Target” amounts that could have been paid to the named executive officers in 2008.

In connection with our responses to your comments set forth above, the company acknowledges the following:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions please feel free to contact me at (978) 656 5614.

Sincerely,

/s/ James A. Marcotte

James A. Marcotte
Executive Vice President, Chief Financial Officer and Treasurer